UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO §240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§240.13d-1(a)

(Amendment No.     )1

NovaRay Medical, Inc.
(Name of Issuer) Common Stock, par value $0.0001
(Title of Class of Securities)
None
(CUSIP Number)

David S. Wachter W Capital Management, LLC One East 52nd Street, 5th Floor New York, New York 10022 (212) 561-5240
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) January 16, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See§ 240.13d-7 for other parties to whom copies are to be sent.

__________________

1            The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON W CAPITAL PARTNERS II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) □ (b) □
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED □ PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,691,591 [2]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,691,591 [2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,691,591 [2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES □
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16% [2]
14	TYPE OF REPORTING PERSON PN

2            Includes 442,944 shares of Common Stock issuable upon conversion of shares of Series A Convertible Preferred Stock and 147,647 shares of Common Stock issuable upon exercise of Series A Warrants owned by W Capital Partners II, L.P. although such shares of Series A Convertible Preferred Stock may not be converted into Common Stock and Series A Warrants may not be exercised within sixty (60) days if such conversion or exercise would result in any holder of Series A Convertible Preferred Stock or a Series A Warrant beneficially owning more than 4.99% of NovaRay Medical Inc.’s then issued and outstanding Common Stock.

1	NAME OF REPORTING PERSON WCP GP II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) □ (b) □
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED □ PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,691,591 [2]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,691,591 [2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,691,591 [2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES □
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16% [2]
14	TYPE OF REPORTING PERSON PN

2            Includes 442,944 shares of Common Stock issuable upon conversion of shares of Series A Convertible Preferred Stock and 147,647 shares of Common Stock issuable upon exercise of Series A Warrants owned by W Capital Partners II, L.P. although such shares of Series A Convertible Preferred Stock may not be converted into Common Stock and Series A Warrants may not be exercised within sixty (60) days if such conversion or exercise would result in any holder of Series A Convertible Preferred Stock or a Series A Warrant beneficially owning more than 4.99% of NovaRay Medical Inc.’s then issued and outstanding Common Stock.

1	NAME OF REPORTING PERSON WCP GP II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) □ (b) □
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED □ PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,691,591 [2]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,691,591 [2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,691,591 [2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES □
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16% [2]
14	TYPE OF REPORTING PERSON PN

2            Includes 442,944 shares of Common Stock issuable upon conversion of shares of Series A Convertible Preferred Stock and 147,647 shares of Common Stock issuable upon exercise of Series A Warrants owned by W Capital Partners II, L.P. although such shares of Series A Convertible Preferred Stock may not be converted into Common Stock and Series A Warrants may not be exercised within sixty (60) days if such conversion or exercise would result in any holder of Series A Convertible Preferred Stock or a Series A Warrant beneficially owning more than 4.99% of NovaRay Medical Inc.’s then issued and outstanding Common Stock.

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to shares of the Common Stock, par value $0.0001 per share (the “Common Stock”), of NovaRay Medical, Inc. (the “Issuer”).  The address of the principal executive offices of the Issuer is 1850 Embarcardero Road, Palo Alto, California 94303.

Item 2.	Identity and Background.

1)

(a)	W Capital Partners II, L.P., a Delaware limited partnership (“W Capital II”)

(b)	Address	One East 52nd Street, 5th Floor
New York, New York 10022

(c)	Principal Business:	Investments

2)

(a)	WCP GP II, L.P., a Delaware limited partnership and the general partner of W Capital II

(b)	Address	One East 52nd Street, 5th Floor
New York, New York 10022

(c)	Principal Business:	Investments

3)

(a)	WCP GP II, LLC, a Delaware limited liability company and the general partner of WCP GP II, L.P.

(b)	Address	One East 52nd Street, 5th Floor
New York, New York 10022

(c)	Principal Business:	Investments

No person described herein has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

No person described herein has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On January 16, 2008, W Capital II acquired 1,101,000 shares of Common Stock, 442,944 shares of Series A Convertible Preferred Stock and a Series A Warrant to purchase 147,647 shares of Common Stock (collectively, the “Shares”) of NovaRay, Inc. held by Commerce and Industry Insurance Company, AIU Insurance Company, AIG Private Equity Portfolio, L.P., AIG Horizon Partners Fund, L.P. and AIG Horizon Side-by-Side

Fund, L.P. (collectively, the “Sellers”) pursuant to a Securities Purchase Agreement, dated as of December 21, 2007, among the Sellers and certain of their affiliates and W Capital II, as amended by an Amendment No. 1 thereto, dated as of January 16, 2008, among the Sellers and certain of their affiliates and W Capital II.  The aggregate purchase price of the Shares was $999,980 and such Shares were acquired and, upon the exercise of such warrants, will be acquired, with W Capital II’s investment capital.

Item 4.	Purpose of Transaction.

The Shares disclosed herein were acquired for investment purposes.  No person described herein has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D except as set forth herein.

Item 5.	Interest in Securities of the Issuer.

(a)            The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 9,767,853 shares of Common Stock outstanding as of December 27, 2007, as reported on the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on December 28, 2007.

As of the close of business on January 16, 2008, W Capital II beneficially owned 1,691,591 shares of Common Stock constituting approximately 16% of the shares of Common Stock outstanding.  This includes 442,944 shares of Common Stock issuable upon conversion of shares of Series A Convertible Preferred Stock and 147,647 shares of Common Stock issuable upon exercise of Series A Warrants although such shares of Series A Convertible Preferred Stock may not be converted into Common Stock and such Series A Warrants may not be exercised for shares within sixty (60) days if such conversion or exercise would result in any holder of Series A Convertible Preferred Stock or Series A Warrants beneficially owning more than 4.99% of the Issuer’s then issued and outstanding Common Stock.

WCP GP II, L.P., the general partner of W Capital II, may be deemed to beneficially own the Shares described herein.  WCP GP II, L.P. disclaims beneficial ownership of these securities.

As the general partner of WCP GP II, L.P., WCP GP II, LLC may be deemed to beneficially own the Shares beneficially owned by W Capital II described herein.  WCP GP II, LLC disclaims beneficial ownership of these securities.

(b)            By virtue of its relationship with W Capital II, WCP GP II, L.P. shares voting and dispositive power with respect to the Shares reported in this Schedule 13D as beneficially owned by W Capital II. By virtue of its relationship with WCP GP II, L.P., WCP GP II, LLC shares the power to vote and dispose of the Shares reported in this Schedule 13D as beneficially owned by W Capital II.

(c)            There have been no other transactions by the persons described herein in the Issuer’s securities effected during the past sixty days.

(d)            No person other than the persons described herein is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)            Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In connection with the purchase of the Shares, W Capital II became subject to:

(a)            Certificate of Designation of the Relative Rights and Preferences of the Series A Convertible Preferred Stock of the Issuer, whereby shares of Series A Convertible Preferred Stock may not be converted into Common Stock within sixty (60) days if such conversion would result in any holder of Series A Convertible Preferred Stock beneficially owning more than 4.99% of the Issuer’s then issued and outstanding Common Stock.

(b)            Registration Rights Agreement, dated as of December 27, 2007, by and among the Issuer and the Purchasers (as described therein) pursuant to which the Issuer agreed to register the shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock. The Issuer also agreed to provide demand and company registration rights to holders of Common Stock issuable upon conversion of Series A Convertible Preferred Stock and upon exercise of the Series A Warrants.

(c)            Pursuant to the Series A Warrant of the Issuer, Series A Warrants may not be exercised within sixty (60) days if such exercise would result in any holder of a Series A Warrant beneficially owning more than 4.99% of the Issuer’s then issued and outstanding Common Stock.

(d)            AIG Lock-Up Agreement, dated as of December 27, 2007, by and among the Issuer and the Sellers (the “AIG Stockholders”), whereby the AIG Stockholders have agreed not to sell any shares of the Common Stock that they then owned or may acquire after the date of such agreement, except in accordance with the terms and conditions set forth therein.

Item 7.	Material to be Filed as Exhibits.

1.	Joint Filing Agreement by and between W Capital Partners II, L.P., WCP GP II, L.P. and WCP GP II, LLC, dated January 28, 2008 (filed herewith).

2.
Certificate of Designation of the Relative Rights and Preferences of the Series A Convertible Preferred Stock of the Issuer (incorporated by reference to Exhibit 3.4 of the Issuer’s Current Report on Form 8-K filed with the SEC on December 28, 2007).

3.
Series A Convertible Preferred Stock and Warrant Purchase Agreement, dated December 27, 2007, by and among the Issuer and the Purchasers (as described therein) (incorporated by reference to Exhibit 10.8 of the Issuer’s Current Report on Form 8-K filed with the SEC on December 28, 2007).

4.
Form of Series A Warrant to Purchase Shares of Common Stock of the Issuer (incorporated by reference to Exhibit 10.11 of the Issuer’s Current Report on Form 8-K filed with the SEC on December 28, 2007).

5.
Registration Rights Agreement dated December 27, 2007, by and among the Issuer and the Purchasers (as described therein) (incorporated by reference to Exhibit 10.12 of the Issuer’s Periodic Report on Form 8-K filed with the SEC on December 28, 2007).

6.
AIG Lock-Up Agreement, dated as of December 27, 2007, by and among the Issuer and the Sellers (incorporated by reference to Exhibit 10.14 of the Issuer’s Current Report on Form 8-K filed with the SEC on December 28, 2007).

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:                       January 28, 2008

W CAPITAL PARTNERS II, L.P.
By:	WCP GP II, L.P., its General Partner
By:	WCP GP II, LLC, its General Partner

By:	/s/ David Wachter

Name:	David Wachter

Title:	Managing Director

WCP GP II, L.P.
By:	WCP GP II, LLC, its General Partner

By:	/s/ David Wachter

Name:	David Wachter

Title:	Managing Director

WCP GP II, LLC

By:	/s/ David Wachter

Name:	David Wachter

Title:	Managing Director

EXHIBIT INDEX

Exhibit

1.	Joint Filing Agreement by and between W Capital Partners II, L.P., WCP GP II, L.P. and WCP GP II, LLC, dated January 28, 2008 (filed herewith).

2.
Certificate of Designation of the Relative Rights and Preferences of the Series A Convertible Preferred Stock of the Issuer (incorporated by reference to Exhibit 3.4 of the Issuer’s Current Report on Form 8-K filed with the SEC on December 28, 2007).

3.
Series A Convertible Preferred Stock and Warrant Purchase Agreement, dated December 27, 2007, by and among the Issuer and the Purchasers (as described therein) (incorporated by reference to Exhibit 10.8 of the Issuer’s Current Report on Form 8-K filed with the SEC on December 28, 2007).

4.
Form of Series A Warrant to Purchase Shares of Common Stock of the Issuer (incorporated by reference to Exhibit 10.11 of the Issuer’s Current Report on Form 8-K filed with the SEC on December 28, 2007).

5.
Registration Rights Agreement dated December 27, 2007, by and among the Issuer and the Purchasers (as described therein) (incorporated by reference to Exhibit 10.12 of the Issuer’s Current Report on Form 8-K filed with the SEC on December 28, 2007).

6.
AIG Lock-Up Agreement, dated as of December 27, 2007, by and among the Issuer and the Sellers (incorporated by reference to Exhibit 10.14 of the Issuer’s Current Report on Form 8-K filed with the SEC on December 28, 2007).

Exhibit 1

JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13D dated January 28, 2008 with respect to the shares of Common Stock of NovaRay Medical, Inc. and any further amendments thereto executed by each and any of the undersigned shall be filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Dated:    January 28, 2008

W CAPITAL PARTNERS II, L.P.
By:	WCP GP II, L.P., its General Partner
By:	WCP GP II, LLC, its General Partner

By:	/s/ David Wachter

Name:	David Wachter

Title:	Managing Director

WCP GP II, L.P.
By:	WCP GP II, LLC, its General Partner

By:	/s/ David Wachter

Name:	David Wachter

Title:	Managing Director

WCP GP II, LLC

By:	/s/ David Wachter

Name:	David Wachter

Title:	Managing Director